UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                             MARCAM SOLUTIONS, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                    56614A107

                                 (CUSIP Number)

                               STEPHEN P. REYNOLDS
                    C/O GENERAL ATLANTIC SERVICE CORPORATION

                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830

                            TEL. NO.: (203) 629-8600

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices

                               and Communications)

                             -----------------------

                                  JULY 29, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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56614A107                                                PAGE  2  OF  10   PAGES
------------------------------------                ----------------------------




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             General Atlantic Partners, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER
      NUMBER OF              -0-

       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY             2,000,000

      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                 -0-

      REPORTING       10     SHARED DISPOSITIVE POWER
       PERSON                2,000,000
        WITH



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,000,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   25.2%

14     TYPE OF REPORTING PERSON

                   OO

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56614A107                                                PAGE  3  OF  10   PAGES
------------------------------------                ----------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             General Atlantic Partners 32, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A)[ ]
                                                                          (B)[ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                     7      SOLE VOTING POWER
      NUMBER OF              -0-

       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY             2,000,000

      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                 -0-

      REPORTING       10     SHARED DISPOSITIVE POWER
       PERSON                2,000,000
        WITH


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,000,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   25.2%

14     TYPE OF REPORTING PERSON

             PN

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56614A107                                                PAGE  4  OF  10   PAGES
------------------------------------                ----------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             General Atlantic Partners 21, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A)[ ]
                                                                          (B)[ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ [

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER
      NUMBER OF              -0-

       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY             2,000,000

      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                 -0-

      REPORTING       10     SHARED DISPOSITIVE POWER
       PERSON                2,000,000
        WITH




11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,000,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   25.2%

14     TYPE OF REPORTING PERSON

                   PN

56614A107                                                PAGE  5  OF  10   PAGES
------------------------------------                ----------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GAP Coinvestment Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A)[ ]
                                                                          (B)[ ]


3      SEC USE ONLY

4      SOURCE OF FUNDS

             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                      7      SOLE VOTING POWER
      NUMBER OF              -0-

       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY             2,000,000

      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                 -0-

      REPORTING       10     SHARED DISPOSITIVE POWER
       PERSON                2,000,000
        WITH


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,000,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   25.2%

14     TYPE OF REPORTING PERSON

                   PN

56614A107                                                PAGE  6  OF  10   PAGES
------------------------------------                ----------------------------

         Item 1.  Security and Issuer.
                  -------------------

                  The title of the class of equity securities of Marcam Solutions, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 95 Wells Avenue, Newton, MA 02159.

         Item 2.  Identity and Background.
                  -----------------------
                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("LLC"), General Atlantic Partners 32, L.P., a Delaware limited partnership ("GAP 32"), General Atlantic Partners 21, L.P., a Delaware limited partnership ("GAP 21"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with LLC, GAP 32 and GAP 21, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, CT 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 32 and GAP 21 is LLC. The managing members of LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "LLC Managing Members"). The LLC Managing Members are also the general partners of GAPCO.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final


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56614A107                                                PAGE  7  OF  10   PAGES
------------------------------------                ----------------------------





order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3.  Source and Amount of Funds or Other Consideration
                  -------------------------------------------------
                  This statement is being filed as a result of the acquisition of shares of Common Stock by the stockholders of Marcam Corporation ("Marcam") through a spin-off of the Company by Marcam. On July 29, 1997, Marcam distributed to each of its stockholders (a) one share of Common Stock for each two shares of common stock of Marcam held by such stockholder and (b) five shares of Common Stock for each share of preferred stock held by such stockholder (collectively, the "Distribution"). Immediately prior to the Distribution, (i) GAP 32 owned of record 86,319 shares of Series E Preferred Stock of Marcam and a warrant to purchase 863,190 shares of common stock of Marcam, (ii) GAP 21 owned of record 176,058 shares of Series D Preferred Stock of Marcam and (iii) GAPCO owned of record 13,681 shares of Series E Preferred Stock of Marcam, 23,942 shares of Series D Preferred Stock of Marcam and a warrant to purchase 136,810 shares of common stock of Marcam. As a result of the Distribution, (x) GAP 32 owns of record 431,595 shares of Common Stock and a warrant to purchase 431,595 shares of Common Stock, (y) GAP 21 owns of record 880,290 shares of Common Stock and (z) GAPCO owns of record 188,115 shares of Common Stock and a warrant to purchase 68,405 shares of Common Stock. In addition, in connection with the transactions related to the Distribution, Marcam changed its name to MAPICS, Inc.

         Item 4.  Purpose of Transaction.
                  ----------------------
                  The Reporting Persons acquired the shares of Common Stock in the Distribution described in Item 3 above for investment purposes. From time to time the

56614A107                                                PAGE  8  OF  10   PAGES
------------------------------------                ----------------------------


Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. One of the LLC Managing Members, William O. Grabe, is a member of the Company's board of directors. None of the Reporting Persons have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

         Item 5.  Interest in Securities of the Issuer.
                  ------------------------------------
                  (a) As of July 29, 1997, LLC, GAP 32, GAP 21 and GAPCO each own of record no shares of Common Stock, 431,595 shares of Common Stock, 880,290 shares of Common Stock and 188,115 shares of Common Stock, respectively, or 0%, 5.45%, 11.11% and 2.37%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of July 29, 1997, GAP 32 and GAPCO each own of record a warrant to purchase 431,595 shares of Common Stock and 68,405 shares of Common Stock, respectively, or 5.45% and 0.86%, respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the LLC Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of July 29, 1997, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,000,000 shares of Common Stock or 25.24% of the Company's issued and outstanding shares of Common Stock.


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56614A107                                                PAGE  9  OF  10   PAGES
------------------------------------                ----------------------------



                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,000,000 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)   Not Applicable.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)   Not Applicable.

         Item 6.  Contracts, Arrangements, Understandings or Relationship with
                  ------------------------------------------------------------
Respect to the Issuer.
---------------------
                  As noted above, the LLC Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO. Accordingly, the LLC Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         Item 7.  Materials to be Filed as Exhibits.
                  ---------------------------------
                  None.




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56614A107                                                PAGE  9  OF  10   PAGES
------------------------------------                ----------------------------



                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 8, 1997

                        GENERAL ATLANTIC PARTNERS, LLC

                        By:     /s/ Stephen P. Reynolds
                              --------------------------------
                              Stephen P. Reynolds
                              A Managing Member

                        GENERAL ATLANTIC PARTNERS 32, L.P.

                        By:   General Atlantic Partners, LLC,
                              Its general partner

                        By:     /s/ Stephen P. Reynolds
                              --------------------------------
                              Stephen P. Reynolds
                              A Managing Member

                        GENERAL ATLANTIC PARTNERS 21, L.P.

                        By:   General Atlantic Partners, LLC,
                              Its general partner


                        By:     /s/ Stephen P. Reynolds
                              --------------------------------
                              Stephen P. Reynolds
                              A Managing Member


                        GAP COINVESTMENT PARTNERS, L.P.

                        By:     /s/ Stephen P. Reynolds
                              --------------------------------
                              Stephen P. Reynolds
                              A General Partner